UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2014
Commission File Nos.:002-09048
                                      333-188984-01

THE BANK OF NOVA SCOTIA

SCOTIABANK COVERED BOND GUARANTOR LIMITED PARTNERSHIP

(Translation of Registrant’s name into English)

40 King Street, West
64th Floor
Toronto, Ontario
Canada M5H 1H1
Attention: Executive Vice-President
and Group Treasurer

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☐ Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

THIS REPORT ON FORM 6-K AND THE EXHIBITS HERETO SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE AS EXHIBITS TO THE BANK OF NOVA SCOTIA’S AND SCOTIABANK COVERED BOND GUARANTOR LIMITED PARTNERSHIP’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-188984) AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Exhibits are filed herewith in connection with the The Bank of Nova Scotia (the “Bank”) and Scotiabank Covered Bond Guarantor Limited Partnership (the “Guarantor LP” and together with the Bank, the “Registrants”) U.S.$ $15,000,000,000 global covered bond program (the “Program”) shelf registration statement on Form F-3 (File No. 333-188984).

On March 25, 2013, the Bank was accepted as a registered issuer and on July 22, 2013 the Program was registered as a registered program under Part I.1 of the National Housing Act (Canada) (the “NHA”) and the Canadian Registered Covered Bond Programs Guide (the “Guide”) by Canada Mortgage and Housing Corporation (“CMHC”) in accordance with their terms. The exhibit filed herewith is Exhibit 4.2, an amending agreement to the master definitions and construction agreement dated July 22, 2014 (the “Amendment”), which further amends the amended and restated master definitions and construction agreement dated September 24, 2013 (together with the Amendment, the “Agreement”) that was previously filed with the Commission. The Agreement has been revised by the Amendment to comply with additional requirements set forth by the CMHC, in accordance with the NHA and the Guide, regarding indexation methodology.

Exhibit Number	Description of Exhibit
4.2	—	Amending Agreement to Master Definitions and Construction Agreement, dated as of July 22, 2014, by and among the Bank, The Bank of Nova Scotia, London Branch, The Bank of Nova Scotia, New York Agency, the Guarantor LP, Scotiabank Covered Bond GP Inc., Computershare Trust Company of Canada, 8429057 Canada Inc. and KPMG LLP.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

THE BANK OF NOVA SCOTIA

By: /s/ Ian Berry
Name: Ian Berry
Title: Managing Director & Head, Funding

SCOTIABANK COVERED BOND GP INC., in its capacity as managing general partner of SCOTIABANK COVERED BOND GUARANTOR LIMITED PARTNERSHIP

By: /s/ Christy Bunker
Name: Christy Bunker
Title: Vice President

Date: July 23, 2014